Filed Pursuant to Rule 433

Registration No. 333-176835

November 26, 2012

Free Writing Prospectus

(To Prospectus dated November 26, 2012 and

Preliminary Prospectus Supplement Dated November 26, 2012)

$175,000,000

Telephone and Data Systems, Inc.

5.875% Senior Notes due 2061

Pricing Term Sheet

Issuer:	Telephone and Data Systems, Inc.

Security:	5.875% Senior Notes due 2061

Principal Amount:	$175,000,000

Over-Allotment Option:

The underwriters may purchase up to an additional $25,000,000 principal amount of notes, at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement solely to cover over-allotments, if any.

Denominations:	$25 and integral multiples in excess thereof

Trade Date:	November 26, 2012

Settlement Date:	December 3, 2012 (T+5)

Maturity Date:	December 1, 2061

Coupon:	5.875%

Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing March 1, 2013

Price to Public:	$25 per note

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at any time on and after December 1, 2017 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

Use of Proceeds:

The net proceeds to be received by the Issuer from the offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Issuer, are estimated to be approximately $168.9 million (or $193.1 million if the underwriters exercise their over-allotment option in full). The net proceeds will be used for general corporate purposes, including acquisitions

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange under the symbol “TDA.” If the application is approved, trading in the Notes on the New York Stock Exchange is expected to begin within 30 days after the Settlement Date.

CUSIP/ISIN:	879433 795/US8794337951

Anticipated Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Rating Services BBB by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC BNY Mellon Capital Markets, LLC Comerica Securities, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or e-mail batprospectusdept@citigroup.com; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or e-mail dg.prospectus_requests@baml.com; or UBS Securities LLC toll-free at 1-877-827-6444, extension 561 3884; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or e-mail cmclientsupport@wellsfargo.com.